SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  17 May 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Board Appointment dated 08 May 2013
99.2	Transaction in Own Shares dated 09 May 2013
99.3	Transaction in Own Shares dated 10 May 2013
99.4	Transaction in Own Shares dated 13 May 2013
99.5	Transaction in Own Shares dated 14 May 2013

Exhibit 99.1

8 May 2013

InterContinental Hotels Group PLC
Board Appointment

InterContinental Hotels Group PLC ("IHG") today announces that Ms Jill McDonald is to be appointed as an independent Non-Executive Director of IHG. She will join the IHG Board with effect from 1 June 2013.

Jill has been Chief Executive Officer and President for the Northern Europe Division for McDonald's since September 2010 and was Senior Vice President, Chief Marketing Officer UK & Northern Division from 2006 to 2010. Previously, Jill spent 16 years with British Airways and held a number of senior marketing positions in the UK and overseas.

Commenting on her appointment, Patrick Cescau, IHG's Non-Executive Chairman, said "I am very pleased that Jill has agreed to join the IHG Board. Her wealth of experience in franchising and marketing will be extremely positive for the Group. I very much look forward to working with her."

Jill will also serve on the Audit and Nomination Committees of the IHG Board.

Notes

No information is required to be disclosed pursuant to LR 9.6.13R (1)-(6) in respect of this appointment.

For further information please contact:

Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176
Media Relations (Yasmin Diamond; Zoe Bird): +44 (0)1895 512008

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 73 million members worldwide. The programme will be renamed and relaunched as IHG® Rewards Club in July 2013, offering enhanced benefits for members.

IHG franchises, leases, manages or owns over 4,600 hotels and more than 674,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit  www.ihg.com  for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/mediawww.twitter.com/ihg, www.facebook.com/ihg or  www.youtube.com/ihgplc.

Exhibit 99.2

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 9 May 2013 it acquired 60,000 of its own ordinary shares at an average price of 1901.4686 pence per ordinary share.  The highest and lowest prices paid for these shares were 1913 pence per share and 1889 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,529,415 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 268,425,427.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.3

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 10 May 2013 it acquired 52,000 of its own ordinary shares at an average price of 1928.4044 pence per ordinary share.  The highest and lowest prices paid for these shares were 1947 pence per share and 1929 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,581,415 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 268,425,427.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.4

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 13 May 2013 it acquired 45,000 of its own ordinary shares at an average price of 1935.9572 pence per ordinary share.  The highest and lowest prices paid for these shares were 1950 pence per share and 1923 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,626,415 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 268,425,427.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

Exhibit 99.5

InterContinental Hotels Group PLC (the "Company")

Transaction in Own Shares

The Company announces that on 14 May 2013 it acquired 21,074 of its own ordinary shares at an average price of 1938.2180 pence per ordinary share.  The highest and lowest prices paid for these shares were 1942 pence per share and 1937 pence per share respectively.

The shares purchased will be held as Treasury Shares.

Following settlement of the above purchase, the Company will hold 1,647,489 ordinary shares as Treasury Shares and the total number of ordinary shares in issue (excluding shares held in treasury) will be 266,777,938.

For further information, please contact:
Investor Relations (Catherine Dolton; Isabel Green): +44 (0)1895 512176

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	17 May 2013